Filing by Invesco Van Kampen Senior Loan Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
Invesco Prime Income Trust
(SEC File No. 811-05898)
InFocus
February 14, 2011

Invesco Fund Reorganization

Important Dates
•	Week of Feb. 14, 2011 Proxy mailing to shareholders begins

•	April 14, 2011 Shareholder meetings to vote on proposed reorganization

•	Second quarter 2011 Reorganization proposed to be completed
After careful consideration, the Invesco Funds Board of Trustees has approved a reorganization of Invesco Prime Income Trust into Invesco Van Kampen Senior Loan Fund, pending shareholder approval. Proxy statements will be mailed to shareholders in February 2011.
The proposed reorganization is part of a larger group of reorganizations across Invesco’s mutual fund platform. Shareholders are being asked to consider the proposals approved by the Invesco Funds Board because Invesco believes the proposed changes reduce overlap and enhance efficiency across our products.
The chart below provides specific details regarding the funds involved in the reorganization.

Proposed Invesco Fund Reorganization

Target Fund	Nasdaq Symbol	CUSIP	Acquiring Fund	Nasdaq Symbol	CUSIP
Invesco Prime Income Trust			Invesco Van Kampen Senior Loan Fund
	XPITX	46127A108	Class IB Shares[1]	XPRTX	46131G406
			Class A Shares	VSLAX	46131G109
			Class B Shares	VSLBX	46131G208
			Class C Shares	VSLCX	46131G307
			Class IC Shares	XSLCX	46131G505

1	Shareholders of Invesco Prime Income Trust will receive Class IB Shares of Invesco Van Kampen Senior Loan Fund, which are otherwise closed to new investors.

Participants in the solicitation
The acquiring fund, target fund and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the reorganization. Information concerning persons who may be considered participants in the solicitation of the target fund’s shareholders under the rules of the Securities and Exchange Commission will be set forth in the definitive Proxy Statement/Prospectus to be filed by the acquiring fund.

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Contact us
Should you have questions, please contact your financial adviser for more information. For more information, financial professionals should contact Invesco at:

National Wirehouse	Independent Adviser	Institutional and Insurance Sales
800 998 4246	800 337 4246	800 410 4246

Regional Broker Dealer	Retirement Division	Registered Investment Adviser
800 421 0807	800 370 1519	800 421 4023

Client Services	Closed-End Funds	Global Cash Management
800 959 4246	800 341 2929	800 659 1005, option 2

Invesco: Helping investors worldwide achieve their financial objectives
Our “investors first” approach is built on:

Commitment to investment excellence	Depth of investment capabilities	Organizational strength
We believe high-quality results begin with specialized insight and disciplined oversight.	Our wide range of investment capabilities is designed to support a variety of financial objectives.	As an independent firm, our global organization is solely focused on investment management.

Where to find additional information
In connection with the proposed reorganization, the acquiring fund filed a definitive Proxy Statement/Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the definitive Proxy Statement/Prospectus in its entirety because it contains important information regarding the target fund, the acquiring fund, the proposed reorganization, the target fund board’s considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the transactions and related matters. The definitive Proxy Statement/Prospectus is expected to be mailed to target fund shareholders on or about February 18, 2011. Shareholders may obtain a free copy of the definitive Proxy Statement/Prospectus when available and other documents filed by the acquiring fund with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the definitive Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800 959 4246. In addition to the definitive Proxy Statement/Prospectus, the target fund and the acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1 800 SEC 0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

More about the funds
For additional information about the acquiring fund and the target fund, including a comparison of the investment objectives, strategies and risks of the funds, please see the prospectus or definitive proxy statement once it is available.

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
Before investing, investors should carefully read the prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus or visit invesco.com/fundprospectus.

invesco.com/us IFSLPA-FLY-1-E 02/11	Invesco Distributors, Inc.